RICHARD RAYMER
Partner
DIRECT: 416-367-7388
FAX: 416-367-7371
raymer.richard@dorsey.com

July 2, 2014

Via: EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
ATTN: Paul Dudek

Re:	Request for Acceleration – Sphere 3D Corporation
Registration Statement on Form 40-F (SEC File No. 000-55232)

Ladies and Gentlemen:

We are United States legal counsel to Sphere 3D Corporation (the “Company”). On behalf of the Company, we hereby respectfully request that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 40-F, and to permit said Registration Statement to become effective on July 7, 2014, or as soon as practicable thereafter.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

DORSEY & WHITNEY LLP

/s/ Richard Raymer
Richard Raymer
Partner